UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Viper Energy, Inc.
(Name of Issuer)

Class A Common Stock, $0.000001 Par Value
(Title of Class of Securities)

927959106
(CUSIP Number)
Teresa L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary
Diamondback Energy, Inc.
900 NW 63rd St., Suite 200
Oklahoma City, Oklahoma 73116
(405) 463-6900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 10, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 927959106	13D

1	NAME OF REPORTING PERSONS Diamondback Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 98,656,453 (1)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 98,656,453 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,656,453 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 55.8%
14	TYPE OF REPORTING PERSON* CO, HC
(1)
The above information is provided as of the date of this filing. Includes 82,643,418 shares of Class B common stock, par value $0.000001 per share (the “Class B Common Stock”), of Viper Energy, Inc (the “Issuer”) and an equal number of units (the “OpCo Units”) of Viper Energy Partners LLC (the “Operating Company”) held by Diamondback Energy, Inc. (“Diamondback”) and 8,066,528 shares of Class B Common Stock and OpCo Units held by Diamondback E&P LLC, a wholly owned subsidiary of Diamondback (“Diamondback E&P”). As of the date hereof, Diamondback and Diamondback E&P each had the right to exchange their Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for Class A common stock, par value $0.000001 per share (the “Class A Common Stock”), of the Issuer. See Item 5 for the beneficial ownership of Diamondback as of May 10, 2018, October 1, 2019, October 31, 2023, and as of the date hereof.

CUSIP No. 927959106	13D

1	NAME OF REPORTING PERSONS Diamondback E&P LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 8,066,528 (1)
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,066,528 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,066,528 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 8.6%
14	TYPE OF REPORTING PERSON* OO
(1)
The above information is provided as of the date of this filing. Includes 8,066,528 shares of Class B Common Stock of the Issuer and an equal number of OpCo Units held by Diamondback E&P. As of the date hereof, Diamondback E&P had the right to exchange their Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for Class A Common Stock. See Item 5 for the beneficial ownership of Diamondback E&P as of December 1, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Diamondback Energy, Inc. on August 11, 2016. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 1. Security and Issuer
Item 1 of this Schedule 13D is hereby amended and restated as follows:
This Statement is being filed with respect to Class A Common Stock, $0.000001 par value (“Class A Common Stock”), of Viper Energy, Inc. (the “Issuer”).   Prior to the Conversion (as defined below), Viper Energy Partners LP was organized as a limited partnership (such predecessor, “Viper LP”)

The address of the principal executive offices of the Issuer is:

Issuer:	Viper Energy, Inc. 500 West Texas, Suite 100 Midland, Texas 79701
Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:
(a) This Statement is filed by Diamondback Energy, Inc. (“Diamondback”), a Delaware corporation, and Diamondback E&P LLC (“Diamondback E&P”), a Delaware limited liability company.
Diamondback is hereinafter sometimes referred to together with Diamondback E&P each as a “Reporting Person” and collectively the “Reporting Persons.” All disclosures herein with respect to a Reporting Person are made by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to such party.
(b) The address of the principal business and principal office of the Reporting Persons is c/o Diamondback Energy, Inc., 500 West Texas, Suite 100, Midland, Texas 79701.
(c) Diamondback is a publicly traded independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback is the parent company of the Issuer.  Diamondback E&P is a wholly owned subsidiary of Diamondback.
The name and present principal occupation of each director and executive officer of the Reporting Persons (collectively, the “Listed Persons”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.
(d) During the last five years, neither of the Reporting Persons has been and, to the applicable Reporting Person’s knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been and, to the applicable Reporting Persons’ knowledge, none of the Listed Persons has been, a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) Diamondback is a Delaware corporation. Diamondback E&P is a Delaware limited liability company. All Listed Persons are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information contained in Item 4 is incorporated herein by reference.  All securities were acquired with working capital.
Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows.  Information disclosed below regarding issuances or conversions was previously disclosed on the Issuer’s or Diamondback’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, at the appropriate time.

2017 Acquisition
On July 21, 2017, Diamondback purchased 700,000 common units representing limited partner interests of Viper LP (“Common Units”) from underwriters in a public offering at $14.3812.
Recapitalization, Tax Status Election and Related Transactions
In March 2018, the Issuer announced that the board of directors of the general partner (the “General Partner”) of Viper LP unanimously approved a change of their federal income tax status from that of a pass-through partnership to that of a taxable entity via a “check the box” election. In connection with making this election, on May 10, 2018 the Issuer (i) amended and restated their First Amended and Restated Partnership Agreement, which is incorporated by reference herein as Exhibit 99.1, (ii) amended and restated the First Amended and Restated Limited Liability Company Agreement of Viper Energy Partners LLC (the “Operating Company”), (iii) amended and restated their existing registration rights agreement with Diamondback, which is incorporated by reference herein as Exhibit 99.2, and (iv) entered into an exchange agreement with Diamondback, the General Partner and the Operating Company, which is incorporated by reference herein as Exhibit 99.3. Simultaneously with the effectiveness of these agreements, Diamondback delivered and assigned to Viper LP the 73,150,000 Common Units held by Diamondback owned at the time in exchange for (i) 73,150,000 of the Issuer’s newly-issued Class B units of Viper LP (the “Class B Units”) and (ii) 73,150,000 newly-issued units of the Operating Company (the “Recapitalization”) pursuant to the terms of a Recapitalization Agreement dated March 28, 2018, as amended as of May 10, 2018 (the “Recapitalization Agreement”). Immediately following that exchange, Viper LP continued to be the managing member of the Operating Company, with sole control of its operations, and owned approximately 36% of the outstanding units issued by the Operating Company, and Diamondback owned the remaining approximately 64% of the outstanding units issued by the Operating Company. The Operating Company units (the “OpCo Units” and the Class B units owned by Diamondback were exchangeable from time to time for Viper LP’s common units (that is, one OpCo Unit and one Class B unit, together, would be exchangeable for one Viper LP common unit).
On May 10, 2018, the change in Viper LP’s income tax status became effective. On that date, pursuant to the terms of the Recapitalization Agreement, (i) the General Partner made a cash capital contribution of $1.0 million to the Issuer in respect of its general partner interest and (ii) Diamondback made a cash capital contribution of $1.0 million to Viper LP in respect of the Class B units. Diamondback, as the holder of the Class B units, and the General Partner, as the holder of the general partner interest, were entitled to receive an 8% annual distribution on the outstanding amount of these capital contributions, payable quarterly, as a return on this invested capital. On May 10, 2018, Diamondback also exchanged 731,500 Class B Units and 731,500 OpCo Units for 731,500 of Viper LP’s common units and a cash amount of $10,000 representing a proportionate return of the $1.0 million invested capital in respect of the Issuer’s Class B Units (the “2018 Exchange”).
2019 Dropdown Acquisition
On October 1, 2019, Viper LP completed the acquisition of certain mineral and royalty interests from subsidiaries of Diamondback in exchange for 10,244,918 OpCo Units and Class B Units newly issued to Diamondback and 8,066,528 OpCo Units and Class B Units newly issued to a subsidiary of Diamondback and $190.2 million in cash, after giving effect to closing adjustments for net title benefits (the “2019 Drop-Down Acquisition”).  The 8,066,528 OpCo Units were subsequently beneficially owned by Diamondback E&P on June 30, 2021, following an internal reorganziation.
Viper Issuance of Common Units to Diamondback
On September 4, 2023, Diamondback granted Viper LP the right to cause Diamondback to purchase from Viper LP up to 7,215,007 Common Units, which right was exercisable by Viper LP until the closing of an acquisition, under the terms and conditions of that certain Common Unit Purchase and Sale Agreement, entered into on September 4, 2023 (the “Common Unit Purchase Agreement”). On October 31, 2023, the Issuer exercised its rights under the Common Unit Purchase Agreement and issued 7,215,007 of their common units (which were converted into the same number of shares of Class A Common Stock in the Conversion discussed below) to Diamondback (the “2023 Issuance”) at a price of $27.72 per unit for total net proceeds of approximately $200.0 million The net proceeds of the 2023 Issuance were used to fund a portion of the cash consideration for an acquisition. The above description does not purport to be complete and is subject to the terms of the Common Unit Purchase Agreement, filed as Exhibit 99.5, which incorporated by reference herein.
Conversion into Corporation
Effective as of 12:01 a.m. (Eastern Time) on November 13, 2023 (the “Effective Time”), Viper LP converted its legal status from a Delaware limited partnership into a Delaware corporation (the “Conversion”) and changed its name from Viper Energy Partners LP to Viper Energy, Inc. At the Effective Time, Viper Energy, Inc. became the successor issuer to Viper Energy Partners LP. At the Effective Time, (i) each common unit representing limited partnership interests in Viper LP issued and outstanding immediately prior to the Effective Time converted into one issued and outstanding, fully paid and nonassessable share of Class A Common Stock, $0.000001 par value per share, of the Issuer (ii) each Class B unit representing limited partnership interests in Viper LP issued and outstanding immediately prior to the Effective Time converted into one issued and outstanding, fully paid and nonassessable share of Class B common stock, $0.000001 par value per share, of the Issuer and (iii) the general partner interest issued and outstanding immediately prior to the Effective Time was cancelled. Similar to Class B Units before the Conversion, each share of Class B common stock is exchangeable, at the discretion of the holder of such share of Class B common stock, together with one OpCo Unit, into one share of Class A Common Stock under the Amended and Restated Exchange Agreement, which amended and restated the original Exchange Agreement to give effects to the Conversion. The original registration rights agreement with Diamondback was also amended and restated to give effect to the Conversion. Holders of Class B common stock have the same preferred distribution and liquidation preference rights as those provided under the limited partnership agreement of the Issuer prior to the Conversion. Diamondback and its wholly owned subsidiary, Diamondback E&P, collectively owned approximately 56% of the outstanding shares of common stock post-Conversion (the same equity ownership as immediately prior to the Conversion). As a result, the Issuer is currently a “controlled company” within the meaning of the corporate governance standards of Nasdaq and qualify for certain exemptions from the corporate governance rules of the NASDAQ Global Select Market.

Secondary Offering of Class A Common Stock by Diamondback
Pursuant to Diamondback’s rights under the Second Amended and Restated Registration Rights Agreement, Diamondback and the Issuer have announced a public deal to sell in a secondary underwritten public offering (i) 7,946,507 Class A Common Stock currently held by Diamondback and (ii) 3,553,493 shares of Class A Common Stock (which amount will by increased by up to 1,725,000 shares of Class A Common Stock in the event the underwriters exercise their 30-day option to purchase additional shares of Class A Common Stock) to be received by Diamondback upon exchange, pursuant to the terms of the Amended and Restated Exchange Agreement, of an equal number of shares of Class B Common Stock and an equal number of OpCo Units prior to the closing of such offering (the “March 2024 Offering”). The sale is pursuant to an effective registration statement on Form S-3ASR (File No. 333-277668) filed by the Issuer on March 5, 2024. The managing underwriter is J.P. Morgan Securities LLC. Diamondback, the Issuer, and the underwriters have entered into an underwriting agreement in connection with the March 2024 Offering, pursuant to which (among other things) Diamondback has agreed to a 45-day lock-up with respect to its shares of common stock of the Issuer. The above description does not purport to be complete and is subject to the terms of the Underwriting Agreement, included as Exhibit 99.8, which is incorporated by reference herein.
The purpose of Diamondback’s previous acquisitions of Class A Common Stock was for investment. The Reporting Persons at any time and from time to time may acquire additional Class A Common Stock or other securities of the Issuer, either in the open market or in private transactions, or dispose of any or all of the securities they own, in each case depending upon an ongoing evaluation of the investment in the securities, the applicable Reporting Person’s business, prospects and financial condition, the market for the Class A Common Stock, general economic and prevailing market conditions, future developments and/or other factors.
The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D other than as stated herein. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows. Information disclosed below regarding issuances or conversions was previously disclosed on the Issuer’s or the Reporting Person’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, at the appropriate time.
Diamondback
(a)-(b) The aggregate number and percentage of Common Units beneficially owned by Diamondback (on the basis of the number of Common Units outstanding (113,882,045 units) as of April 27, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018, as adjusted by the Recapitalization and the 2018 Exchange described above:

As of May 10, 2018:
a)	Amount beneficially owned: 73,150,000 (1)		Percentage: 64.2%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	73,150,000 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	73,150,000 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 72,418,500 Class B Units of Viper Energy Partners LP and 72,418,500 OpCo Units. As of May 10, 2018, Diamondback had the right to exchange their Class B Units and an equal number of OpCo Units on a one-for-one basis for Common Units.

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by Diamondback (on the basis of the number of Common Units outstanding (62,653,583 units) as of October 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019:

As of October 1, 2019
a)	Amount beneficially owned: 91,441,446 (1)		Percentage: 59.6%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	91,441,446 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	91,441,446 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 82,643,418 Class B Units and 82,643,418 OpCo Units held by Diamondback, and 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback’s wholly owned subsidiary. As of October 1, 2019, Diamondback and its subsidiary had the right to exchange their Class B Units and an equal number of OpCo Units on a one-for-one basis for Common Units.

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by Diamondback (on the basis of the number of Common Units outstanding (70,904,057 units) as of July 28, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023 plus the Common Units issued in the 2023 Issuance:

As of October 31, 2023:
a)	Amount beneficially owned: 98,656,453 (1)		Percentage: 58.4%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	98,656,453 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	98,656,453 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(2) Includes 82,643,418 Class B Units and 82,643,418 OpCo Units held by Diamondback, and 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback’s wholly owned subsidiary, Diamondback E&P. As of October 31, 2023, Diamondback and its subsidiary had the right to exchange their Class B Units and an equal number of OpCo Units on a one-for-one basis for Common Units.

(a)-(b) The aggregate number and percentage of Class A Common Stock owned by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024:
As of March 4, 2024:
a)	Amount beneficially owned: 98,656,453 (1)		Percentage: 55.8%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	98,656,453 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	98,656,453 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 82,643,418 Class B Units and 82,643,418 OpCo Units held by Diamondback, and 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback’s wholly owned subsidiary, Diamondback E&P. As of the time of filing, Diamondback and its subsidiary had the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

To Diamondback’s knowledge, each of the Listed Persons listed in the table above has sole voting power and dispositive power with respect to all of the shares of Class A Common Stock reported for him or her in such table.
(a)-(b) The aggregate number and percentage of Class A Common Stock that would be owned following the March 2024 Offering by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024 plus the number of Class B Common Stock and OpCo Units that have been converted into Class A Common Stock:

Pro Forma Following the March 2024 Offering:
a)	Amount beneficially owned: 87,156,453 (1) (2)	Percentage: 49.3%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	87,156,453 (1) (2)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	87,156,453 (1) (2)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 79,089,925 shares of Class B Common Stock and 79,089,925 OpCo Units held by Diamondback, and 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback’s wholly owned subsidiary, Diamondback E&P. Diamondback and its subsidiary will have the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.
(2) Diamondback has also granted the underwriters an over-allotment option for up to 1,725,000 shares of Class A Common Stock, which would decrease the amount beneficially owned and increase the number of shares of Class A Common Stock to the extent that it is exercised.

The amount held by the officers and directors listed above as of March 4 are unchanged.

Diamondback E&P
(a)-(b) The aggregate number and percentage of Common Units beneficially owned by Diamondback E&P (on the basis of the number of Common Units outstanding (64,546,377 units) as of June 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021:

As of June 30, 2021
a)	Amount beneficially owned: 8,066,528 (1)	Percentage: 11.1%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	8,066,528 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,066,528 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback E&P. As of June 30, 2019, Diamondback E&P had the right to exchange its Class B Units and an equal number of OpCo Units on a one-for-one basis for Common Units.

(a)-(b) The aggregate number and percentage of Class A Common Stock owned by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024:

As of March 4, 2024:
a)	Amount beneficially owned: 8,066,528 (1)	Percentage: 8.6%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	8,066,528 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,066,528 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(2) Includes 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback E&P. As of the time of filing, Diamondback E&P had the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

(a)-(b) The aggregate number and percentage of Class A Common Stock that would be owned following the March 2024 Offering by Diamondback (on the basis of the number of shares of Class A Common Stock outstanding (86,144,273 shares of Class A Common Stock) as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024 plus the number of Class B Common Stock and OpCo Units that have been converted into Class A Common Stock as a result of such offering:

Pro Forma Following the March 2024 Offering:
a)	Amount beneficially owned: 8,066,528 (1) (2)	Percentage: 4.6%
b)	Number of shares to which Diamondback has:
	i.	Sole power to vote or to direct the vote:	8,066,528 (1) (2)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,066,528 (1) (2)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 8,066,528 Class B Units and 8,066,528 OpCo Units held by Diamondback E&P. Diamondback E&P will have the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Listed Persons
As of March 4, 2024:
Name	Class A Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Travis D. Stice	106,169		*
M. Kaes Van’t Hof	35,362		*
Daniel N. Wesson	2,500		*
Matt Zmigrosky	4,253		*
Teresa L. Dick	11,540		*
Albert Barkmann	1,000
Jere W. Thompson III	0
Vincent K. Brooks	0		*
David L. Houston	0		*
Rebecca A. Klein	0		*
Stephanie K. Mains	0		*
Mark L. Plaumann	0		*
Melanie M. Trent	0		*
Frank D. Tsuru	0		*
Steven E. West	22,197	(1)	*

* Less than 1%.
(1) Excludes interests that will not vest within 60 days.
To Diamondback’s knowledge, each of the Listed Persons listed in the table above has sole voting power and dispositive power with respect to all of Common Units reported for him or her in such table as of March 4, 2024.
(c) The information contained in Item 4 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Person on the cover page of this Schedule 13D and in this Item 5. No other person is known by either Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by such Reporting Person or, to the Reporting Persons’ knowledge, the Listed Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information contained in Item 4 is incorporated herein by reference.
Services and Secondment Agreement and Certificate of Incorporation Provisions
In connection with the Conversion, Viper Energy Partners LP and the General Partner, entered into a Services and Secondment Agreement with Diamondback E&P and Viper Energy Partners LLC, Viper Energy Partners LP’s operating subsidiary (“OpCo”), on November 2, 2023, effective as of the effective time (the “Services Agreement”). Pursuant to the Services Agreement, the Reporting Person continues to provide personnel and general and administrative services to the Issuer, including the services of the executive officers and other employees, in substantially the same manner as the Reporting Person previously provided to the General Partner. In addition, under the Issuer’s certificate of incorporation, for so long as the Reporting Person and any of its subsidiaries collectively beneficially own at least 25% of the outstanding common stock of the Issuer, (i) the Reporting Person has the right to designate up to three persons to serve as directors of the Issuer and (ii) the board of directors of the Issuer may not appoint any person other than a Reporting Person seconded employee as an executive officer of the Issuer unless such appointment is approved, in advance, by either (x) the Reporting Person (which approval may not be unreasonably withheld or conditioned) or (y) the affirmative vote of the holders of at least 80% of the voting power of the capital stock of the Issuer. There are currently two Reporting Person designees to the board of directors of the Issuer—Travis Stice and Kaes Van’t Hof.
In addition, in connection with the Conversion, Viper Energy Partners LP amended and restated certain agreements between it and the Reporting Person to reflect the effects of the Conversion. On November 10, 2023, effective at the Effective Time, Viper Energy Partners LP and the Reporting Person entered into an Amended and Restated Tax Sharing Agreement, Amended and Restated Registration Rights Agreement, which is incorporated by reference herein as Exhibit 99.6, and an Amended and Restated Exchange Agreement, which is incorporated by reference herein as Exhibit 99.7.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Executive Officers and Directors of Diamondback Energy, Inc. and Diamondback E&P LLC (filed herewith).

Exhibit 99.1
First Amendment to Second Amended and Restated Agreement of Limited Partnership of Viper Energy, Inc. (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on May 15, 2018).

Exhibit 99.2
Amended and Restated Registration Rights Agreement, dated May 10, 2018, by and among Viper Energy, Inc. and Diamondback Energy, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on May 15, 2018).

Exhibit 99.3
Exchange Agreement by and between Diamondback Energy, Inc., Viper Energy Partners LLC, Viper Energy Partners GP LLC and Viper Energy Partners LP. (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on May 15, 2018).

Exhibit 99.4
First Amendment to Exchange Agreement by and between Diamondback Energy, Inc., Viper Energy Partners LLC, Viper Energy Partners GP LLC and Viper Energy Partners LP. (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on May 15, 2018).

Exhibit 99.5
Common Unit Purchase and Sale Agreement, entered into on September 4, 2023, by and among Viper Partners and Diamondback Energy, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on September 7, 2023).

Exhibit 99.6
Second Amended and Restated Registration Rights Agreement, dated November 10, 2023, by and among Viper Energy Partners LP and Diamondback Energy, Inc.  (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on November 13, 2023).

Exhibit 99.7
Amended and Restated Exchange Agreement by and among Viper Energy Partners LP and Diamondback Energy, Inc. (incorporated by reference from Exhibit 10.4 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on November 13, 2023).

Exhibit 99.8
Underwriting Agreement, dated March 5, 2024, by and among Viper Energy, Inc., Diamondback Energy, Inc. and J.P. Morgan Securities LLC, as representative of the several underwriters (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36505), filed with the SEC on March 7, 2024).

Exhibit 99.9	Joint Filing Agreement, by and among Diamondback Energy, Inc. and Diamondback E&P LLC, dated as of March 7, 2024 and filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 7, 2024

Diamondback Energy, Inc.

By:	/s/ P. Matt Zmigrosky
Name:	P. Matt Zmigrosky
Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary

Diamondback E&P LLC

By:	/s/ P. Matt Zmigrosky
Name:	P. Matt Zmigrosky
Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary

Exhibit A

Executive Officers and Directors of Diamondback Energy, Inc.

Name	Citizenship	Principal Occupation
Travis D. Stice	United States	Chief Executive Officer and Chairman of the Board
M. Kaes Van’t Hof	United States	President and Chief Financial Officer
Daniel N. Wesson	United States	Executive Vice President and Chief Operating Officer
Matt Zmigrosky	United States	Executive Vice President, Chief Legal and Administrative Officer and Secretary
Teresa L. Dick	United States	Executive Vice President, Chief Accounting Officer and Assistant Secretary
Albert Barkmann	United States	Executive Vice President and Chief Engineer
Jere W. Thompson III	United States	Executive Vice President – Strategy and Corporate Development
Vincent K. Brooks	United States	Director
David L. Houston	United States	Director
Rebecca A. Klein	United States	Director
Stephanie K. Mains	United States	Director
Mark L. Plaumann	United States	Director
Melanie M. Trent	United States	Director
Frank D. Tsuru	United States	Director
Steven E. West	United States	Director

Exhibit 99.9

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE: March 7, 2024

Diamondback Energy, Inc.

By:	/s/ P. Matt Zmigrosky
Name:	P. Matt Zmigrosky
Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary

Diamondback E&P LLC

By:	/s/ P. Matt Zmigrosky
Name:	P. Matt Zmigrosky
Title:	Executive Vice President, Chief Legal and Administrative Officer and Secretary